Consent of DRA Americas Inc.

DRA Americas Inc. hereby consents to the use of and reference to its name and the scientific and technical information it is responsible for in the documents which are filed with or incorporated by reference in the Annual Report on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Daniel M. Gagnon
Name: Daniel M. Gagnon
Title: SVP Mining - DRA Americas Inc.

Dated: April 29, 2026